                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 18)*

                               Saul Centers, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   804395 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              William F Anhut, Jr.
                        7501 Wisconsin Avenue, Suite 1500
                            Bethesda, Maryland 20814
                                 (301) 986-6108
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 30, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 22 Pages

                                                              Page 2 of 22 Pages

--------------------------------
CUSIP NO. 804395 10 1                   13D
--------------------------------


--------------------------------------------------------------------------------
      1.   NAMES OF REPORTING PERSONS
           B. Francis Saul II
--------------------------------------------------------------------------------
      2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [_]
                                                                       (b) [_]
--------------------------------------------------------------------------------
      3.   SEC USE ONLY
--------------------------------------------------------------------------------
      4.   SOURCE OF FUNDS
           SC, OO
--------------------------------------------------------------------------------
      5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                 [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

--------------------------------------------------------------------------------
      6.   CITIZENSHIP OR PLACE OF ORGANIZATION
           United States of America
--------------------------------------------------------------------------------
NUMBER OF SHARES         7.    SOLE VOTING POWER (See Item 6)
  BENEFICIALLY                 22,410
    OWNED BY
      EACH
REPORTING PERSON
      WITH
--------------------------------------------------------------------------------
                         8.    SHARED VOTING POWER (See Item 6)
                               5,084,420
--------------------------------------------------------------------------------
                         9.    SOLE DISPOSITIVE POWER (See Item 6)
                               22,410
--------------------------------------------------------------------------------
                        10.    SHARED DISPOSITIVE POWER (See Item 6)
                               5,084,420
--------------------------------------------------------------------------------
     11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           5,106,830
--------------------------------------------------------------------------------
     12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                          [_]
--------------------------------------------------------------------------------
     13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  34.4%
--------------------------------------------------------------------------------
     14.   TYPE OF REPORTING PERSON
           IN
--------------------------------------------------------------------------------

                                                              Page 3 of 22 Pages

--------------------------------
CUSIP NO. 804395 10 1                   13D
--------------------------------


--------------------------------------------------------------------------------
      1.   NAMES OF REPORTING PERSONS
           B. F. Saul Property Company (formerly Franklin Property Company)
--------------------------------------------------------------------------------
      2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [_]
                                                                       (b) [_]
--------------------------------------------------------------------------------
      3.   SEC USE ONLY
--------------------------------------------------------------------------------
      4.   SOURCE OF FUNDS
           SC
--------------------------------------------------------------------------------
      5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                 [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

--------------------------------------------------------------------------------
      6.   CITIZENSHIP OR PLACE OF ORGANIZATION
           Maryland
--------------------------------------------------------------------------------
NUMBER OF SHARES         7.    SOLE VOTING POWER (See Item 6)
  BENEFICIALLY                 197,984
    OWNED BY
      EACH
REPORTING PERSON
      WITH
--------------------------------------------------------------------------------
                         8.    SHARED VOTING POWER (See Item 6)
                               0
--------------------------------------------------------------------------------
                         9.    SOLE DISPOSITIVE POWER (See Item 6)
                               197,984
--------------------------------------------------------------------------------
                        10.    SHARED DISPOSITIVE POWER (See Item 6)
                               0
--------------------------------------------------------------------------------
     11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           197,984
--------------------------------------------------------------------------------
     12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                          [_]
--------------------------------------------------------------------------------
     13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  1.3%
--------------------------------------------------------------------------------
     14.   TYPE OF REPORTING PERSON
           CO
--------------------------------------------------------------------------------

                                                              Page 4 of 22 Pages

-------------------------------
CUSIP NO.  804395 10 1                13D
-------------------------------

--------------------------------------------------------------------------------
      1.   NAMES OF REPORTING PERSONS
           Westminster Investing Corporation
--------------------------------------------------------------------------------
      2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) [_]
                                                                     (b) [_]
--------------------------------------------------------------------------------
      3.   SEC USE ONLY
--------------------------------------------------------------------------------
      4.   SOURCE OF FUNDS
           SC
--------------------------------------------------------------------------------
      5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS               [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

--------------------------------------------------------------------------------
      6.   CITIZENSHIP OR PLACE OF ORGANIZATION
           New York
--------------------------------------------------------------------------------
 NUMBER OF SHARES      7.   SOLE VOTING POWER (See Item 6)
   BENEFICIALLY             374,030
    OWNED BY
      EACH
 REPORTING PERSON
      WITH
--------------------------------------------------------------------------------
                       8.   SHARED VOTING POWER (See Item 6)
                            0
--------------------------------------------------------------------------------
                       9.   SOLE DISPOSITIVE POWER (See Item 6)
                            374,030
--------------------------------------------------------------------------------
                      10.   SHARED DISPOSITIVE POWER (See Item 6)
                            0
--------------------------------------------------------------------------------
     11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           374,030
--------------------------------------------------------------------------------
     12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES
                                                                           [_]
--------------------------------------------------------------------------------
     13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  2.5%
--------------------------------------------------------------------------------
     14.   TYPE OF REPORTING PERSON
           CO
--------------------------------------------------------------------------------

                                                              Page 5 of 22 Pages

-------------------------------
CUSIP NO.  804395 10 1                13D
-------------------------------

--------------------------------------------------------------------------------
      1.   NAMES OF REPORTING PERSONS
           Van Ness Square Corporation
--------------------------------------------------------------------------------
      2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) [_]
                                                                     (b) [_]
--------------------------------------------------------------------------------
      3.   SEC USE ONLY
--------------------------------------------------------------------------------
      4.   SOURCE OF FUNDS
           SC
--------------------------------------------------------------------------------
      5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS               [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

--------------------------------------------------------------------------------
      6.   CITIZENSHIP OR PLACE OF ORGANIZATION
           Maryland
--------------------------------------------------------------------------------
 NUMBER OF SHARES      7.   SOLE VOTING POWER (See Item 6)
   BENEFICIALLY             94
    OWNED BY
      EACH
 REPORTING PERSON
      WITH
--------------------------------------------------------------------------------
                       8.   SHARED VOTING POWER (See Item 6)
                            0
--------------------------------------------------------------------------------
                       9.   SOLE DISPOSITIVE POWER (See Item 6)
                            94
--------------------------------------------------------------------------------
                      10.   SHARED DISPOSITIVE POWER (See Item 6)
                            0
--------------------------------------------------------------------------------
     11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           94
--------------------------------------------------------------------------------
     12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES
                                                                           [_]
--------------------------------------------------------------------------------
     13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  0%
--------------------------------------------------------------------------------
     14.   TYPE OF REPORTING PERSON
           CO
--------------------------------------------------------------------------------

                                                              Page 6 of 22 Pages

-------------------------------
CUSIP NO.  804395 10 1                13D
-------------------------------

--------------------------------------------------------------------------------
      1.   NAMES OF REPORTING PERSONS
           B.F. Saul Real Estate Investment Trust
--------------------------------------------------------------------------------
      2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) [_]
                                                                     (b) [_]
--------------------------------------------------------------------------------
      3.   SEC USE ONLY
--------------------------------------------------------------------------------
      4.   SOURCE OF FUNDS
           SC, WC
--------------------------------------------------------------------------------
      5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS               [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

--------------------------------------------------------------------------------
      6.   CITIZENSHIP OR PLACE OF ORGANIZATION
           Maryland
--------------------------------------------------------------------------------
 NUMBER OF SHARES      7.   SOLE VOTING POWER (See Item 6)
   BENEFICIALLY             3,098,661
    OWNED BY
      EACH
 REPORTING PERSON
      WITH
--------------------------------------------------------------------------------
                       8.   SHARED VOTING POWER (See Item 6)
                            228,327
--------------------------------------------------------------------------------
                       9.   SOLE DISPOSITIVE POWER (See Item 6)
                            3,098,661
--------------------------------------------------------------------------------
                      10.   SHARED DISPOSITIVE POWER (See Item 6)
                            228,327
--------------------------------------------------------------------------------
     11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           3,326,988
--------------------------------------------------------------------------------
     12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES
                                                                           [_]
--------------------------------------------------------------------------------
     13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  22.4%%
--------------------------------------------------------------------------------
     14.   TYPE OF REPORTING PERSON
           OO
--------------------------------------------------------------------------------

                                                              Page 7 of 22 Pages

--------------------------------
CUSIP NO. 804395 10 1                   13D
--------------------------------


--------------------------------------------------------------------------------
      1.   NAMES OF REPORTING PERSONS
           Dearborn, L.L.C.
--------------------------------------------------------------------------------
      2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [_]
                                                                    (b) [_]
--------------------------------------------------------------------------------
      3.   SEC USE ONLY
--------------------------------------------------------------------------------
      4.   SOURCE OF FUNDS
           SC
--------------------------------------------------------------------------------
      5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                 [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

--------------------------------------------------------------------------------
      6.   CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
--------------------------------------------------------------------------------
NUMBER OF SHARES         7.   SOLE VOTING POWER (See Item 6)
  BENEFICIALLY                228,327
    OWNED BY
      EACH
REPORTING PERSON
      WITH
--------------------------------------------------------------------------------
                         8.   SHARED VOTING POWER (See Item 6)
                              0
--------------------------------------------------------------------------------
                         9.   SOLE DISPOSITIVE POWER (See Item 6)
                              228,327
--------------------------------------------------------------------------------
                        10.   SHARED DISPOSITIVE POWER (See Item 6)
                              0
--------------------------------------------------------------------------------
     11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           228,327
--------------------------------------------------------------------------------
     12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                          [_]
--------------------------------------------------------------------------------
     13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
--------------------------------------------------------------------------------
     14.   TYPE OF REPORTING PERSON
           OO
--------------------------------------------------------------------------------

                                                              Page 8 of 22 Pages

                                AMENDMENT NO. 18
                                       TO
                                  SCHEDULE 13D

ITEM 1.  Security and Issuer.

This statement on Schedule 13D, as amended from time to time (the "Schedule 13D") is being filed with respect to the Common Stock, par value $.01 per share (the "Saul Centers Common Stock") of Saul Centers, Inc., a Maryland corporation ("Saul Centers"), whose principal executive offices are located at 7501 Wisconsin Avenue, Suite 1500, Bethesda, Maryland 20814.

ITEM 2.  Identity and Background.

      Item 2 is amended in its entirety to read as follows:

      This statement is filed by (1) B. Francis Saul II, (2) B. F. Saul Property Company (formerly Franklin Property Company), (3) Westminster Investing Corporation, (4) Van Ness Square Corporation, (5) B. F. Saul Real Estate Investment Trust (the "Saul Trust"), and (6) Dearborn, L.L.C., all or some of whom may be considered a group for the purposes of Rule 13d-1. B.F. Saul Property Company, Westminster Investing Corporation, Van Ness Square Corporation, the Saul Trust, and Dearborn, L.L.C are hereinafter referred to collectively as the "Saul Entities."

      B. Francis Saul II is Chairman of the Board, a Director and Chief Executive Officer of (i) Saul Centers, (ii) B. F. Saul Company (the "Saul Company"), (iii) the Saul Trust, and (iv) Chevy Chase Bank, F.S.B. ("Chevy Chase"). The business address for Mr. Saul, Saul Centers, Saul Company and Chevy Chase is 7501 Wisconsin Avenue, Bethesda, Maryland 20814. The principal business of each of the foregoing entities (except for Chevy Chase, which is a federally chartered savings bank) is the development, ownership and management of real estate, directly or through subsidiary entities. The Saul Trust, an unincorporated business trust organized and existing under Maryland law, is a majority owned subsidiary of the Saul Company. Chevy Chase is a majority owned subsidiary of the Saul Trust.

      B. F. Saul Property Company, a Maryland corporation, and a wholly owned subsidiary of the Saul Company, is a company principally engaged in real estate management.

      Westminster Investing Corporation, a New York corporation, is a company formerly engaged in the ownership and development of real estate and currently principally engaged in the ownership of equity interests in affiliated entities.

      Van Ness Square Corporation, a Maryland corporation, is a company formerly engaged in the ownership and development of real estate and currently principally engaged in the ownership of equity interests in affiliated entities.

                                                              Page 9 of 22 Pages

      Dearborn, L.L.C., a Delaware limited liability company, is a company engaged in the ownership and development of real estate and the ownership of equity interests in affiliated entities. The Saul Trust is the sole member of Dearborn, L.L.C.

      The address of the principal business and principal office of each of the Saul Entities is 7501 Wisconsin Avenue, Bethesda, Maryland 20814.

      Information about the directors and/or executive officers of each of the Saul Entities is set forth in the following tables. B. Francis Saul II is ultimately in control of each of the Saul Entities.

B. F. Saul Property Company

                              Position with Company and Present
Name/1/                       Principal Occupation if Different

Philip D. Caraci              Chairman; President and Director, Saul Centers,
                              Inc.; Executive Vice President, B. F.
                              Saul Company; Senior Vice President and Secretary,
                              B.F. Saul Real Estate Investment Trust


B. Francis Saul III           President and Director; Vice Chair, Chevy Chase
                              Bank, F.S.B. and Saul Centers, Inc.; Senior Vice
                              President and Director, B. F. Saul Company; Vice
                              President and Trustee, B. F. Saul Real Estate
                              Investment Trust

Ross E. Heasley               Vice President and Director; Vice President, B. F.
                              Saul Company; Vice President, B. F. Saul Real
                              Estate Investment Trust; Vice President and
                              Assistant Secretary, Saul Centers, Inc.

Laurence Millspaugh           Senior Vice President - Acquisition and
                              Development; Senior Vice President - Acquisition and Development, B. F. Saul Company; Vice
                              President, B. F. Saul Real Estate Investment Trust

Patricia E. Clark             Secretary and Director; Assistant Vice President
                              and Secretary, B. F. Saul Company

Steven N. Corey               Senior Vice President - Office Leasing; Senior
                              Vice President, B. F. Saul Company



-----------------------
/1/   The business address of each person is 7501 Wisconsin Avenue, Bethesda,
Maryland 20814.

                                                             Page 10 of 22 Pages

Henry C. Parrish III          Senior Vice President; Vice President, B. F. Saul
                              Company; Vice President, B. F. Saul Real Estate
                              Investment Trust

Bill D. Tzamaras              Vice President and Treasurer; Vice President and
                              Treasurer, B. F. Saul Company and B. F. Saul Real
                              Estate Investment Trust

Mark G. Carrier               Vice President; Senior Vice President, B. F. Saul
                              Company; Vice President, B. F. Saul Real Estate
                              Investment Trust

James P. Sprouse              Vice President; Vice President, B. F. Saul
                              Company; Assistant Vice President, B. F. Saul Real
                              Estate Investment Trust

Merle F. Sustersich           Vice President; Vice President, B. F. Saul
                              Company; Vice President, B.F. Saul Real Estate
                              Investment Trust

Bryon S. Barlow               Vice President - Office Management; Vice
                              President, B. F. Saul Company

Enio P. Guerra                Vice President; Vice President, B. F. Saul Company

Barbara C. Phillips           Vice President; Vice President, B. F. Saul Company

Barbara L. Reifsnider         Vice President; Vice President, B. F. Saul Company

Alison B. Rubin               Vice President; Vice President, B. F. Saul Company

Kenneth F. Kovach             Vice President; Vice President, B. F. Saul Company

Donald A. Hachey              Vice President; Vice President, B. F. Saul Company

Mark A. Hardy                 Vice President; Vice President, B. F. Saul Company

William May                   Vice President; Vice President, B. F. Saul Company

David B. Newcome              Vice President; Vice President, B. F. Saul Company

Daniel A. Rigaux              Vice President; Vice President, B. F. Saul Company

                                                             Page 11 of 22 Pages

Westminster Investing Corporation

                                          Position with Company and Present
Name/2/                                   Principal Occupation if Different

B. Francis Saul II                        Chairman of the Board and President;
                                          Chairman of the Board and Chief
                                          Executive Officer, Saul Centers, Inc.;
                                          Chairman of the Board, B. F. Saul
                                          Company, B. F. Saul Real Estate
                                          Investment Trust, Chevy Chase Bank,
                                          F.S.B.

B. Francis Saul III                       Executive Vice President and Director;
                                          Senior Vice President and Director, B.
                                          F. Saul Company; President and
                                          Director, B. F. Saul Property Company;
                                          Vice President and Trustee, B. F. Saul
                                          Real Estate Investment Trust; Vice
                                          Chair, Chevy Chase Bank, F.S.B. and
                                          Saul Centers, Inc

George M. Rogers, Jr./3/                  Director; Senior Counsel, Shaw Pittman
                                          LLP

Ross E. Heasley                           Vice President and Treasurer; Vice
                                          President, B. F. Saul Company; Vice
                                          President, B. F. Saul Real Estate
                                          Investment Trust; Vice President and
                                          Assistant Secretary, Saul Centers,
                                          Inc.

Merle F. Sustersich                       Secretary; Vice President, B. F. Saul
                                          Company; Vice President, B.F. Saul
                                          Real Estate Investment Trust

Patrick T. Connors                        Vice President; Senior Vice President,
                                          B. F. Saul Company

Van Ness Square Corporation

                                          Position with Company and Present
Name/4/                                   Principal Occupation if Different

B. Francis Saul II                        Chairman; Chairman of the Board and
                                          Chief Executive Officer, Saul Centers,
                                          Inc.; Chairman of

------------------------

/2/ The business address of each person is 7501 Wisconsin Avenue, Bethesda, Maryland 20814 unless otherwise indicated.

/3/ Mr. Rogers' business address is Shaw Pittman LLP, 2300 N Street, N.W., Washington, D.C. 20037.

/4/ The business address of each person is 7501 Wisconsin Avenue, Bethesda, Maryland 20814 unless otherwise indicated.

                                                             Page 12 of 22 Pages

                                          the Board, B. F. Saul Company, B. F.
                                          Saul Real Estate Investment Trust,
                                          Chevy Chase Bank, F.S.B.

B. Francis Saul III                       President, Secretary and Director;
                                          Executive Vice President and Director,
                                          Westminster Investing Corporation;
                                          Senior Vice President and Director, B.
                                          F. Saul Company; President, B. F. Saul
                                          Property Company; Vice President and
                                          Trustee, B. F. Saul Real Estate
                                          Investment Trust; Vice Chair, Chevy
                                          Chase Bank F.S.B. and Saul Centers,
                                          Inc.

William F. Anhut, Jr.                     Vice President, Treasurer and
                                          Director; Vice President, Saul
                                          Centers, Inc.

B. F. Saul Real Estate Investment Trust

                                          Position with Company and Present
Name/5/                                   Principal Occupation if Different

B. Francis Saul II                        Trustee and Chairman; Chairman of the
                                          Board and Chief Executive Officer,
                                          Saul Centers, Inc.; Chairman of the
                                          Board, B. F. Saul Company, Chevy Chase
                                          Bank, F.S.B.

Gilbert M. Grosvenor/6/                   Trustee; Chairman of the Board of
                                          Trustees, National Geographic Society

George M. Rogers, Jr./7/                  Trustee; Senior Counsel, Shaw Pittman
                                          LLP

Garland J. Bloom                          Trustee; Real Estate Consultant

John R. Whitmore/8/                       Trustee; Senior Advisor to The
                                          Bessemer Group, Inc.

B. Francis Saul III                       Trustee and Vice President; Senior
                                          Vice President and Director, B. F.
                                          Saul Company; Vice Chair,

------------------------

/5/ The business address of each person is 7501 Wisconsin Avenue, Bethesda, Maryland 20814 unless otherwise indicated.

/6/ Mr. Grosvenor's business address is National Geographic Society, 17th and M Streets, N.W., Washington, D.C. 20009.

/7/ Mr. Rogers' business address is Shaw Pittman LLP, 2300 N Street, N.W., Washington, D.C. 20037

/8/ Mr. Whitmore's business address is The Bessemer Group, Incorporated, 630 Fifth Avenue, New York, New York 10111.

                                                             Page 13 of 22 Pages

                                      Chevy Chase Bank, F.S.B. and Saul Centers,
                                      Inc; President and Director, B. F. Saul
                                      Property Company; Vice President and
                                      Director, B. F. Saul Real Estate
                                      Investment Trust

Philip D. Caraci                      Senior Vice President and Secretary;
                                      President and Director, Saul Centers,
                                      Inc.; Executive Vice President, B. F. Saul
                                      Company; Chairman, B. F. Saul Property
                                      Company

Stephen R. Halpin, Jr.                Vice President and Chief Financial
                                      Officer; Executive Vice President and
                                      Chief Financial Officer, Chevy Chase Bank,
                                      F.S.B.; Senior Vice President and Chief
                                      Financial Officer, B. F. Saul Company

Patrick T. Connors                    Vice President; Senior Vice President, B.
                                      F. Saul Company

Ross E. Heasley                       Vice President; Vice President, B. F. Saul
                                      Company; Vice President and Assistant
                                      Secretary, Saul Centers, Inc.; Vice
                                      President and Director, B. F. Saul
                                      Property Company

Bill D. Tzamaras                      Vice President and Treasurer; Vice
                                      President and Treasurer, B. F. Saul
                                      Company

Henry Ravenel, Jr.                    Vice President; Vice President, B. F. Saul
                                      Company and Saul Centers, Inc.

Laurence Millspaugh                   Vice President; Senior Vice President, B.
                                      F. Saul Company; Vice President, B. F.
                                      Saul Property Company

Steven N. Corey                       Vice President; Senior Vice President, B.
                                      F. Saul Company

Henry C. Parrish III                  Vice President; Senior Vice President, B.
                                      F. Saul Company

John A. Spain                         Vice President; Vice President, B. F. Saul
                                      Company

Merle F. Sustersich                   Vice President; Vice President, B. F. Saul
                                      Company

                                                             Page 14 of 22 Pages

Dearborn, L.L.C.

                                      Position with Company and Present
Name/9/                               Principal Occupation if Different

B. Francis Saul II                    Chairman; Chairman of the Board and Chief
                                      Executive Officer, Saul Centers, Inc.;
                                      Chairman of the Board, B. F. Saul Company,
                                      B. F. Saul Real Estate Investment Trust,
                                      Chevy Chase Bank, F.S.B.

Philip D. Caraci                      President; President and Director, Saul
                                      Centers, Inc.; Executive Vice President,
                                      B. F. Saul Company; Chairman, B. F. Saul
                                      Property Company, Senior Vice President
                                      and Secretary, B. F. Saul Real Estate
                                      Investment Trust

B. Francis Saul III                   Vice President; Senior Vice President and
                                      Director, B. F. Saul Company; President
                                      and Director, B. F. Saul Property Company;
                                      Vice President and Trustee, B. F. Saul
                                      Real Estate Investment Trust; Vice Chair,
                                      Chevy Chase Bank, F.S.B. and Saul Centers,
                                      Inc

Ross E. Heasley                       Vice President; Vice President, B. F. Saul
                                      Company; Vice President, B. F. Saul Real
                                      Estate Investment Trust; Vice President
                                      and Assistant Secretary, Saul Centers,
                                      Inc.

Bill D. Tzamaras                      Vice President and Treasurer; Vice
                                      President and Treasurer, B. F. Saul
                                      Company , B. F. Saul Property Company and
                                      B. F. Saul Real Estate Investment Trust


Patrick T. Connors                    Vice President; Senior Vice President, B.
                                      F. Saul Company; Vice President, B. F.
                                      Saul Real Estate Investment Trust

Henry C. Parrish III                  Vice President; Vice President, B. F. Saul
                                      Company, B. F. Saul Property Company and
                                      B. F. Saul Real Estate Investment Trust

------------------------

/9/    The business address of each person is 7501 Wisconsin Avenue, Bethesda,
Maryland 20814.

                                                             Page 15 of 22 Pages

Merle F. Sustersich                   Secretary; Vice President, B. F. Saul
                                      Company, B. F. Saul Property Company and
                                      B.F. Saul Real Estate Investment Trust

       None of the persons filing this statement has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years from the date of this Amendment. To the best of the knowledge and belief of the Saul Entities, none of the directors and/or executive officers of the Saul Entities has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years from the date of this Amendment.

       None of the persons filing this statement was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years from the date of this Amendment.

       To the best of the knowledge and belief of the Saul Entities, none of the directors and/or executive officers of the Saul Entities was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years from the date of this Amendment.

       All individuals named in this Schedule 13D are citizens of the United States of America.

ITEM 3. Source and Amount of Funds or Other Consideration.

       Item 3 is amended in its entirety to read as follows:

       Saul Centers instituted a Dividend Reinvestment and Stock Purchase Plan in December 1995 (the "DRIP") through which holders of Saul Centers Common Stock and holders of limited partnership interests in Saul Holdings Limited Partnership may choose to have some or all of their cash dividends or cash distributions automatically reinvested in shares of Common Stock. Since the filing of Amendment Number 17 to this Schedule 13D, Saul Centers has issued Common Stock pursuant to the DRIP on January 31 and April 30, 2002. The Saul Trust, B. F. Saul Property Company, Van Ness Square Corporation and Dearborn, L.L.C. all participated in the DRIP and, consequently, were issued additional shares of Saul Centers Common Stock in lieu of receiving cash payments. The total amount reinvested and the number of shares acquired by such entities are as follows:

                                                             Page 16 of 22 Pages

Saul Trust

                                                                        Number of shares
 Date of DRIP Reinvestment    Amount reinvested     Price per share        purchased
  January 31, 2002             $ 1,165,974.343         $20.3894           57,185.319
  April 30, 2002               $ 1,188,276.630         $22.9405           51,798.201
                               ===============
                   Total:      $ 2,354,250.973                           108,983.520

B. F. Saul Property Company

                                                                        Number of shares
 Date of DRIP Reinvestment    Amount reinvested     Price per share        purchased
  January 31, 2002             $ 74,498.178            $20.3894            3,653.770
  April 30, 2002               $ 75,923.168            $22.9405            3,309.569
                               ============
                   Total:      $150,421.346                                6,963.339

Van Ness Square Corporation

                                                                        Number of shares
 Date of DRIP Reinvestment    Amount reinvested     Price per share        purchased
  January 31, 2002                $ 24.831             $20.3894              1.218
  April 30, 2002                  $ 35.948             $22.9405              1.567
                                  ========
                   Total:         $ 60.779                                   2.785

Dearborn, L.L.C.

                                                                        Number of shares
 Date of DRIP Reinvestment    Amount reinvested     Price per share        purchased
  January 31, 2002             $  956,359.954          $20.3894           46,904.762
  April 30, 2002               $  694,906.721          $22.9405           30,291.699
                               ==============
                   Total:      $1,651,266.675                             77,196.461

B. F. Saul Company Employees' Profit Sharing Retirement Trust

       The B. F. Saul Company Employees' Profit Sharing Retirement Trust (the "Plan") is a profit sharing retirement plan for the benefit of the employees of the Saul Company, its subsidiaries and other participating companies that invests its assets for the benefit of the employees of such companies. The Plan is intended to qualify under Section 401(a) of the Internal Revenue Code and is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan is administered by five trustees: B. Francis Saul II, Philip
D. Caraci, Alexander R.M. Boyle, Patricia E. Clark and Stephen R. Halpin, Jr. Because B. Francis Saul II shares the power to vote and to dispose of the shares of common stock acquired by the Plan, the acquisition of such shares is being reported in this Schedule 13D. B. Francis Saul II disclaims beneficial ownership of the shares held by the Plan that exceed his pecuniary interest in the Plan.

                                                             Page 17 of 21 Pages

       The Plan participated in the DRIP and reinvested the following amounts for shares of Saul Centers Common Stock:

                                                                     Number of shares
Date of DRIP Reinvestment     Amount reinvested   Price per share       purchased
   January 31, 2002             $ 425,622.853        $20.3894           20,874.712
   April 30, 2002               $ 433,763.975        $22.9405           18,908.218
                                =============
                     Total:     $ 859,386.828                           39,782.930

       Beginning in 1999, pursuant to the DRIP, 100 shares of Saul Center Common Stock are awarded annually as additional compensation to each person serving on the Board of Directors of Saul Centers as of the record date for the annual meeting of stockholders. Since the filing of Amendment 17 to this Schedule 13D,
B. Francis Saul II received 100 shares of Saul Centers Common Stock on April 26, 2002 in connection with the 2002 annual meeting of stockholders. The closing price of Saul Centers Common Stock on the New York Stock Exchange on April 26, 2002 was $22.81. B. Francis Saul II has elected to participate in the DRIP with respect to these shares. The total amount reinvested and the number of shares acquired by B. Francis Saul II is as follows:

B. Francis Saul II

                                                                     Number of shares
Date of DRIP Reinvestment     Amount reinvested   Price per share       purchased
   January 31, 2002               $ 133.897         $20.3894              6.567
   April 30, 2002                 $ 136.450         $22.9405              5.948
                                  =========
                     Total:       $ 270.347                              12.515

       In addition, various trusts established for the benefit of the children of B. Francis Saul II (the "Trusts"), and Mrs. Patricia E. Saul, the wife of B. Francis Saul II, have participated in the DRIP. The additional shares of Saul Centers Common Stock issued pursuant to the DRIP to these entities and individuals are being reported in this Schedule 13D because B. Francis Saul II, either as sole trustee of some of the Trusts, or by reason of his possible influence over the other trustees and beneficiaries and over his wife, has or might be deemed to have sole or shared voting and dispositive power over such shares. Mr. Saul disclaims beneficial ownership of all shares held by the Trusts and Mrs. Patricia E. Saul.

       The amounts reinvested and the number of shares issued pursuant to the DRIP are listed below:

Elizabeth Willoughby Saul Trust
B. Francis Saul II, Trustee

                                                                     Number of shares
Date of DRIP Reinvestment     Amount reinvested   Price per share       purchased
   January 31, 2002               $ 1,773.429        $20.3894            86.978
   April 30, 2002                 $ 1,807.344        $22.9405            78.784
                                  ===========
                     Total:       $ 3,580.773                           165.762

                                                             Page 18 of __ Pages

Sharon Elizabeth Saul Trust
B. Francis Saul II, Trustee

                                                                     Number of shares
Date of DRIP Reinvestment     Amount reinvested   Price per share       purchased
   January 31, 2002               $ 1,064.062        $20.3894             52.187
   April 30, 2002                 $ 1,084.420        $22.9405             47.271
                                  ===========
                     Total:       $ 2,148.482                             99.458

Patricia English Saul Trust
B. Francis Saul II, Trustee

                                                                     Number of shares
Date of DRIP Reinvestment     Amount reinvested   Price per share        purchased
   January 31, 2002               $ 1,773.429        $20.3894             86.978
   April 30, 2002                 $ 1,807.344        $22.9405             78.784
                                  ===========
                     Total:       $ 3,580.773                            165.762

Trust FBO Elizabeth W. Saul
u/a dated 12/30/76, George M. Rogers, Jr.,
Successor Trustee

                                                                     Number of shares
Date of DRIP Reinvestment     Amount reinvested   Price per share        purchased
   January 31, 2002               $ 1,773.429        $20.3894             86.978
   April 30, 2002                 $ 1,807.344        $22.9405             78.784
                                  ===========
                     Total:       $ 3,580.773                            165.762

Trust FBO Andrew M. Saul II
u/a dated 12/30/70, George M. Rogers, Jr.,
Successor Trustee

                                                                     Number of shares
   Date of DRIP Reinvestment  Amount reinvested   Price per share        purchased
   January 31, 2002               $ 1,773.429        $20.3894             86.978
   April 30, 2002                 $ 1,807.344        $22.9405             78.784
                                  ===========
                     Total:       $ 3,580.773                            165.762

Trust FBO Patricia English Saul
u/a dated 12/15/71, George M. Rogers, Jr.,
Successor Trustee

                                                                     Number of shares
   Date of DRIP Reinvestment  Amount reinvested   Price per share        purchased
   January 31, 2002               $ 1,773.429        $20.3894             86.978
   April 30, 2002                 $ 1,807.344        $22.9405             78.784
                                  ===========
                     Total:       $ 3,580.773                            165.762

                                                             Page 19 of 22 Pages

Patricia E. Saul (Mrs.)

                                                                           Number of shares
  Date of DRIP Reinvestment      Amount reinvested      Price per share       purchased

     January 31, 2002               $20,394.416             $20.3894          1,000.246
     April 30, 2002                 $20,784.529             $22.9405            906.019
                                    ===========
                                    $58,667.190                               1,906.265
                       Total:

ITEM 4. Purpose of Transaction.

     Item 4 is amended in its entirety to read as follows:

       The purpose of the acquisition of shares of Common Stock by the Saul Entities, the Plan, the Trusts, B. Francis Saul II and Patricia E. Saul is investment. The Saul Entities, the Plan, the Trusts, B. Francis Saul II and Patricia E. Saul may purchase additional shares of Common Stock from time to time for the purpose of investment, subject to ownership limitations set forth in the Saul Centers, Inc. Articles of Incorporation.

ITEM 5. Interest in Securities of the Issuer.


     Item 5 is amended in its entirety to read as follows:

       a. The number and percentage of Common Shares beneficially owned by the reporting persons are set forth in the following table:

                                              Number of Shares      Percentage
       Reporting Person                      Beneficially Owned     Of Class (%)
       ----------------                      ------------------     ----------

B. Francis Saul II                                   5,106,830*        34.4
B.F. Saul Property Company                            197,984           1.3
Westminster Investing Corp.                           374,030           2.5
Van Ness Square Corporation                                94           0.0
Dearborn, L.L.C.                                      228,327           1.5
B.F. Saul Real Estate Investment Trust              3,326,988          22.4

* Includes all of the shares of Common Stock acquired by the Saul Entities, the Plan, the Trusts and Mrs. Patricia E. Saul. B. Francis Saul II owns 456 shares of Common Stock directly. Pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, the shares of Common Stock described above are considered to be beneficially owned by Mr. Saul because he has or may be deemed to have sole or shared voting and/or investment power in respect thereof. Mr. Saul disclaims beneficial ownership of 21,954 shares held by the Trusts, 54,200 shares held by Mrs. Patricia E. Saul, and certain shares held by the Plan that exceed his pecuniary interest in the Plan.

       b. The Saul Entities have the sole power to vote or to direct the vote and to dispose or to direct the disposition of the shares of Common Stock directly owned by each. The Saul Trust shares the power to vote or to direct the vote and to dispose or to direct the disposition of shares of Common Stock owned by Dearborn, L.L.C. B. Francis Saul II shares the power to vote or to direct the vote and to dispose or to direct the disposition of shares of Common Stock owned by the Saul Entities and the Plan with the other directors, trustees or general partners of the Saul Entities, and the other trustees of the Plan, respectively. The information required by Item 2 with respect to the other directors, trustees and general

                                                             Page 20 of 22 Pages

partners of the Saul Entities is set forth in Item 2 above. The information required by Item 2 with respect to the other Plan trustees is set forth in the following table:

        Name                              Principal Occupation
        ----                              --------------------
Philip D. Caraci            Director and President, Saul Centers, Inc.;
                            Executive Vice President, B. F. Saul Company;
                            Chairman, B. F. Saul Property Company; Senior Vice
                            President, B. F. Saul Real Estate Investment Trust
Alexander R. M. Boyle       Vice Chairman, Chevy Chase Bank, F.S.B.
Patricia E. Clark           Assistant Vice President and Secretary, B. F. Saul
                            Company
Stephen R. Halpin, Jr.      Executive Vice President and Chief Financial
                            Officer, Chevy Chase Bank, F.S.B.; Vice President and Chief Financial Officer, B. F. Saul Real Estate
                            Investment Trust

The business address of Messrs. Caraci, Boyle and Halpin and Ms. Clark is 7501 Wisconsin Avenue, Bethesda, Maryland 20814.

       B. Francis Saul II, as sole trustee of the Sharon Elizabeth Saul Trust, the Elizabeth Willoughby Saul Trust, the Andrew M. Saul Trust, and the Patricia English Saul Trust, has the sole power to vote and the sole power to direct the disposition of 21,954 shares of Common Stock held by these trusts. As noted in
Item 3, because of his possible influence over the trustees and beneficiaries of the Trusts named below and over his wife, Mrs. Patricia E. Saul, Mr. Saul might be deemed to have shared voting or dispositive power over the shares of Common Stock owned by such Trusts and by Mrs. Saul as indicated by the following table:

------------------------------------------------------------------------------------------
                   Owner                                                  Number of Shares
                   -----                                                  ----------------
------------------------------------------------------------------------------------------
Bank of America, N.A., Trustee FBO Francis                                     24,500
Saul III & Andrew M. Saul II u/a w/B. Francis
Saul II dated 12/30/76
------------------------------------------------------------------------------------------
Bank of America, N.A., Trustee u/w Andrew M. Saul FBO                           1,000
Elizabeth W. Saul
------------------------------------------------------------------------------------------
Trust FBO Elizabeth W. Saul                                                     8,213
u/a dated 12/31/70, George M. Rogers, Jr.,
Successor Trustee
------------------------------------------------------------------------------------------
Trust FBO Andrew M. Saul II                                                     5,713
u/a dated 12/31/70, George M. Rogers, Jr.,
Successor Trustee
------------------------------------------------------------------------------------------
Trust FBO Patricia English Saul                                                 7,913
u/a dated 12/15/71, George M. Rogers, Jr.,
Successor Trustee
------------------------------------------------------------------------------------------
Trust FBO Sharon Elizabeth Saul                                                 3,000
u/a dated 12/31/70, George M. Rogers, Jr.,
Successor Trustee
------------------------------------------------------------------------------------------
Patricia E. Saul (Mrs.)                                                        54,200
------------------------------------------------------------------------------------------

       Because Mr. Saul is not the beneficial owner of the shares held by the Trusts listed above, these shares are not included in Mr. Saul's holdings in
Item 5(a) above. However, because Mr. Saul has an indirect pecuniary interest in the shares held by his wife, Mrs. Patricia E. Saul, these shares are included in Mr. Saul's holdings in Item 5(a) above.

                                                             Page 21 of 22 Pages

     The information with respect to the trustees of these Trusts and with respect to Mrs. Saul required by Item 2 is as follows.

     Bank of America, N.A. is a national banking association with its principal business address and the address of its principal office at 1501 Pennsylvania Avenue, N.W., Washington, D.C. 20013.

     George M. Rogers, Jr. is an attorney at law, whose principal occupation is as a senior counsel in the law firm of Shaw Pittman LLP, 2300 N Street, N.W., Washington, D.C. 20037, which is also Mr. Rogers' business address.

     Patricia E. Saul is the wife of B. Francis Saul II. She resides at One Quincy Street, Chevy Chase, Maryland 20815. Her principal occupation is that of housewife.

     To the best of the information and belief of the persons filing this statement, during the past five years from the date of this Amendment, neither Bank of America, N.A., nor Mr. Rogers, nor Mrs. Saul, nor any of the Plan trustees has, during the past five years from the date of this Amendment, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding any of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Rogers, Mrs. Saul and the Plan trustees are citizens of the United States of America.

     c. Other than as described in Item 3 above, there have been no transactions known to the persons filing this statement since the filing of Amendment No. 17 to this Schedule 13D.

     d. Beneficiaries of the Plan, beneficiaries of the Trusts, and Mrs. Patricia E. Saul have the right to receive dividends from, and the proceeds from the sale of, the shares of Common Stock acquired by the Plan, the Trusts, and Mrs. Saul, respectively. The interest of no such beneficiary, or Mrs. Patricia
E. Saul, relates to more than five percent of the Common Stock.

     e. Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     None.

ITEM 7. Material to be Filed as Exhibits.

     None.

                                                             Page 22 of 22 Pages

                                   SIGNATURES

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        /s/ B. Francis Saul II
                                    --------------------------------------------
August 5, 2002                      B. Francis Saul II

                                    B. F. SAUL PROPERTY COMPANY

August 5, 2002                      By: /s/ Ross E. Heasley
                                        ----------------------------------------
                                        Ross E. Heasley, Vice President

                                    WESTMINSTER INVESTING CORPORATION

August 5, 2002                      By: /s/ B. Francis Saul II
                                        ----------------------------------------
                                        B. Francis Saul II,
                                        Chairman and President

                                    VAN NESS SQUARE CORPORATION

August 5, 2002                      By: /s/ B. Francis Saul II
                                        ----------------------------------------
                                        B. Francis Saul II,
                                        Chairman

                                    DEARBORN, L.L.C.

                                    By: B.F. SAUL REAL ESTATE INVESTMENT TRUST,
                                        its sole member

August 5, 2002                      By: /s/ B. Francis Saul II
                                        ----------------------------------------
                                        B. Francis Saul II,
                                        Chairman

                                    B. F. SAUL REAL ESTATE
                                    INVESTMENT TRUST

August 5, 2002                      By: /s/ B. Francis Saul II
                                        ----------------------------------------
                                        B. Francis Saul II,
                                        Chairman